SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

Telenav, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

879455103

(CUSIP Number)

BRETT HENDRICKSON

NOKOMIS CAPITAL, L.L.C.

2305 Cedar Springs Road, Suite 420

Dallas, Texas 75201

(972) 590-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS NOKOMIS CAPITAL MASTER FUND, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,495,746
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,495,746
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

*	See Item 5.

1	NAME OF REPORTING PERSONS NOKOMIS CAPITAL PARTNERS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,495,746
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,495,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

*	See Item 5.

1	NAME OF REPORTING PERSONS NOKOMIS CAPITAL OFFSHORE FUND, LTD.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,495,746
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,495,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

1	NAME OF REPORTING PERSONS NOKOMIS CAPITAL ADVISORS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,495,746
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,495,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

*	See Item 5.

1	NAME OF REPORTING PERSONS NOKOMIS CAPITAL, L.L.C.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,495,746
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,495,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IA, OO

*	See Item 5.

1	NAME OF REPORTING PERSONS BRETT HENDRICKSON*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,495,746
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,495,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

*	See Item 5.

The following constitutes Amendment No. 2 to the the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares owned by Nokomis Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,495,746 Shares owned by Nokomis Master is approximately $28,304,576.80, including brokerage commissions.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 43,139,415 Shares outstanding as of September 30, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2016.

As of the close of business on December 1, 2016, Nokomis Master beneficially owned 4,495,746 Shares, constituting approximately 10.4% of the Shares outstanding. Each of Nokomis Partners and Nokomis Offshore, as feeder funds of Nokomis Master, may be deemed to beneficially own the 4,495,746 Shares owned by Nokomis Master, constituting approximately 10.4% of the Shares outstanding. Nokomis Advisors, as the general partner of Nokomis Master, may be deemed to beneficially own the 4,495,746 Shares owned by Nokomis Master, constituting approximately 10.4% of the Shares outstanding. Nokomis Capital, as the investment manager of Nokomis Master, may be deemed to beneficially own the 4,495,746 Shares owned by Nokomis Master, constituting approximately 10.4% of the Shares outstanding. Mr. Hendrickson, as the manager of Nokomis Capital, may be deemed to beneficially own the 4,495,746 Shares owned by Nokomis Master, constituting approximately 10.4% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Each of the Funds and Nokomis Advisors disclaim beneficial ownership of the securities that they hold due to the fact that they have fully delegated investment and voting discretion to Nokomis Capital and cannot rescind such delegation within the timeframe contemplated by Rule 13(d)-3.

(b) By virtue of their respective positions with Nokomis Master, each of Nokomis Partners, Nokomis Offshore, Nokomis Advisors, Nokomis Capital and Mr. Hendrickson may be deemed to have shared power to vote and dispose of the Shares reported owned by Nokomis Master.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2016	NOKOMIS CAPITAL MASTER FUND, L.P.

	By:	Nokomis Capital Advisors, L.P. General Partner

	By:	Nokomis Capital, L.L.C. General Partner

	By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Manager

NOKOMIS CAPITAL PARTNERS, L.P.

	By:	Nokomis Capital Advisors, L.P. General Partner

	By:	Nokomis Capital, L.L.C. General Partner

	By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Manager

NOKOMIS CAPITAL OFFSHORE FUND, LTD.

	By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Director

NOKOMIS CAPITAL ADVISORS, L.P.

	By:	Nokomis Capital, L.L.C. General Partner

	By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Manager

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

/s/ Brett Hendrickson
BRETT HENDRICKSON

Annex A

Transaction Date	Shares Bought/(Sold)	Price
11/7/2016	15907	$4.9896
11/8/2016	66718	$5.0536
11/9/2016	58332	$5.1801
11/10/2016	44123	$5.2942
11/11/2016	78	$5.4000
11/29/2016	232	$5.9931
11/29/2016	198100	$5.8500
11/30/2016	67448	$6.0000
12/1/2016	36,072	$6.0000